FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Insider Information dated June 17, 2022

Item 1

Héctor Grisi nominated to succeed José Antonio Álvarez as CEO of Banco Santander

•	Mr Grisi will assume the CEO role on 1 January 2023, following a transition period, subject to customary approvals. Mr Álvarez will remain on the board and serve as non-executive vice chair.

•	Mr Grisi joined Santander in 2015 as CEO of Santander Mexico and was appointed head of the Santander group’s North America region in 2019.

Madrid, 17 June 2022 - PRESS RELEASE

The board of Banco Santander has announced today that Héctor Blas Grisi Checa, currently CEO of Santander Mexico and head of North America, has been nominated to become Group Chief Executive Officer (CEO) and a group director, effective 1 January 2023, subject to customary approvals. Mr Grisi will report directly to the Board, in line with changes to the group’s management structure announced on 24 February 2022, with responsibility for managing all the group’s regions, countries and global businesses. The nomination has been made following a rigorous assessment process led by the Board Nominations Committee.

Mr Grisi will succeed José Antonio Álvarez who has been with the bank since 2002 and was appointed Chief Financial Officer in 2004 then CEO in January 2015. Following the transition, Mr Álvarez will remain on the Board as non-executive vice chair.

Lead Independent Director and chair of the Board Nomination Committee, Bruce Carnegie Brown, said, “The Nominations Committee has worked intensively to identify and assess a broad range of internal and external candidates for the CEO role, with the support of external advisors. Héctor Grisi is a seasoned expert who knows our business and is the right person to lead the bank with Ana. He brings a relentless focus on the customer, proven leadership in driving transformation and greater connectivity across the group, and a strong track record of delivering growth and profitability.

On behalf of the Nominations Committee, I would like to extend my sincere thanks to José Antonio for his outstanding contribution to the group. During his tenure, the bank has increased the number of customers it serves by nearly 40 million, while driving significant improvements across key performance metrics and transforming its capital strength. We look forward to continuing to benefit from his experience and expertise on the board.”

Banco Santander executive chair, Ana Botín, said, “I am extremely grateful to José Antonio for the exceptional contribution he has made to the bank over the past 20 years. His leadership and dedication have been central to Santander’s growth and success. I value his insight and support hugely and am delighted that he will remain on the Board as non-executive vice-chair and will continue to support the bank as we build on the progress of recent years.

Héctor will be an outstanding successor to José Antonio. He brings decades of experience and a deep understanding of our markets and business, and a proven ability to lead in a collaborative way and create value for both customers and shareholders. His track record as CEO of Santander Mexico and head of North America speaks for itself and illustrates why we believe he is the right person to lead the bank in the next phase of our transformation and growth.”

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	1

Since Mr Álvarez was appointed CEO, the bank has increased its Return on Tangible Equity (RoTE) from 11% in 2014 to over 14% in the first quarter of 2022, while growing its CET1 FL capital from 8% to over 12%. Revenues increased by over 35% in constant euros over the same period, as the bank added nearly 40 million customers, taking the total number of people and businesses it serves to 155 million on 31 March 2022.

Furthermore, thanks to ongoing digital and commercial transformation, the bank has achieved a top-3 ranking for customer satisfaction (Net Promoter Score) in nearly all the bank’s core markets, while maintaining one of the best efficiency ratios of any international bank at 45%. This performance has enabled the distribution of €15 billion in cash dividends over the period.

Mr Grisi joined Santander in 2015 as CEO of Santander Mexico. Since then, he has completed a transformation of the bank’s business in the country, achieving an adjusted return on tangible equity of 31% as at 31 March 2022, growing the number of active customers by nearly 50% to close to 10 million and doubling the number of loyal customers, while establishing leading market position in SMEs, Mid-Market Corps, Mortgages and Project Finance.

In 2019, he was appointed head of the Santander group’s North America region, covering both Mexico and the US. In 2021, the US achieved a record year for profitability, generating $2.7 billion compared to $648 million in 2018, making the largest contribution to profit of any market in the group. Furthermore, the connectivity within the region has improved significantly, leveraging cross boarder opportunities for revenue generation, while encouraging greater efficiency across the markets, reflecting the bank’s goal to build ‘One Santander’. As a result, the region’s profit has nearly doubled since 2019.

Mr Grisi’s professional career spans over 35 years. Before joining Santander, he spent 18 years at Credit Suisse, where he held a range of senior positions, including head of Investment Banking for Mexico, Central America, and the Caribbean, then President & CEO of Credit Suisse Mexico. He was educated in Mexico and Canada and is a graduate of Iberoamericana University as BA in Finance.

José Antonio Álvarez said, “It has been an honour to be part of the Santander team for the past two decades. Santander is a truly exceptional organisation, and I will always be grateful to the many colleagues and friends I have worked with. I feel extremely proud of what we have achieved together and am confident that under the leadership of Ana and Héctor the organisation will continue to go from strength to strength. I look forward to supporting Héctor in the transition and helping the group evolve and build on its success as non-executive vice chair of the board.”

Héctor Grisi said, “I would firstly like to thank José Antonio for what he has done for the bank throughout his career, and the support he has provided me since the first day I joined. I am honoured to succeed him as CEO of Banco Santander and be offered the opportunity to build on what he, Ana, and the team have achieved. I firmly believe that Santander’s scale, diversification, and customer focus create opportunities for growth that are difficult for others to replicate. I am excited to get to work and have no doubt that we have the strategy, model and above all, the team, to create value for all our stakeholders and fulfil our potential.”

A process to identify a successor for Mr Grisi as CEO of Santander Mexico has begun, and further information will follow in due course.

R. Martín Chávez

In addition to the aforementioned changes, R. Martín Chávez, who is currently a non-executive director, will step down from the board on 1 July 2022. Mr Chávez will continue to attend the Santander’s International Advisory Board and the board of the group’s payments business, PagoNxt.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	2

Banco Santander executive chair, Ana Botín, said, “I would like to thank Marty Chavez for the huge contribution he has made to the group since joining the board. His input and insight have been invaluable in guiding the bank’s transformation.”

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	3

Important information

All financial data included in this press release is as of 31 March 2022, date of the last results published by the Group, save where otherwise indicated.

Non-IFRS and alternative performance measures

This document contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2021. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to this Banco Santander, S.A. (“Santander”) Q1 2022 Financial Report, published as Inside Information on 26 April 2022. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Banco Santander, S.A. (“Santander”) advises that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this document, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this document, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crises; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire Group or significant subsidiaries.

Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	4

Forward-looking statements speak only as of the date of this document and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

No offer

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements about historical performance or accretion must not be construed to indicate that future performance, share price or results (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this document should be taken as a profit forecast.

Third Party Information

In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	June 17, 2022	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance